[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 26, 2010

Mr. Richard Pfordte Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Build America Bonds Managed Duration Trust (File Nos. 333-168042 and 811-22437)

Dear Sir and Madam:

Thank you for your telephonic comments received on October 26, 2010 regarding Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 filed by Guggenheim Build America Bonds Managed Duration Trust (the “Trust”) on October 25, 2010 (the “Registration Statement”).

The Trust’s Declaration of Trust provides that “the Trustees shall have the power to cause each Shareholder to pay directly for charges of distribution, of the custodian or transfer, Shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends or distributions owed such Shareholder and/or by reducing the number of shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.”

Notwithstanding this provision of the Declaration of Trust, the Trust has no intention to cause shareholders to pay Trust expenses in such manner and would not do so to the extent such action would be inconsistent with generally accepted accounting principals, federal securities laws or interpretations of the Staff of the Securities and Exchange Commission (the “Commission”).

The Trust will add clarifying disclosure to this effect in the final Statement of Additional Information of the Trust to be filed with the Commission pursuant to Rule 497.

* * *

Securities and Exchange Commission
October 26, 2010

In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy